United States securities and exchange commission logo





                             January 11, 2024

       Junkoo Kim
       Chief Executive Officer
       WEBTOON Entertainment Inc.
       5700 Wilshire Blvd., Suite 220
       Los Angeles, CA 90036

                                                        Re: WEBTOON
Entertainment Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
15, 2023
                                                            CIK No. 0001997859

       Dear Junkoo Kim:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Glossary, page iii

   1.                                                   Please revise to define
"consumer product units."
       Prospectus Summary, page 1

   2. Please balance your disclosure of your strengths with a discussion of your principal challenges, limitations
or weaknesses in the prospectus summary.
   3. Please provide an organizational chart outlining your corporate structure post-offering.
                                                        Clarify which entities
are organized in which countries and your shareholders' ownership interests.
 Junkoo Kim
FirstName  LastNameJunkoo   Kim
WEBTOON      Entertainment Inc.
Comapany
January 11,NameWEBTOON
            2024             Entertainment Inc.
January
Page 2 11, 2024 Page 2
FirstName LastName
Overview, page 1

4. We note you quantify and disclose the number of creators throughout the filing. Please tell us the extent to which the number of creators and the number of professional creators differ and explain your consideration to also disclosing the number of professional creators when you disclose the number of creators.
5. We note you quantify and disclose the number of monthly active users throughout the filing. Given the significance of paid content revenue to revenue and the material differences between the numbers of monthly active users and monthly paying users, as disclosed in MD&A, please explain your consideration to also disclosing the number of monthly paying users when you disclose the number of monthly active users.
Summary Combined Financial and Other Data
Non-GAAP Financial Measures, page 19

6. We note you present a non-GAAP financial measure you identify as EBITDA margin without presenting the most directly comparable GAAP measure, Combined Net Loss
         Margin. When you present a non-GAAP financial measure, please present the most directly comparable GAAP measure with equal or greater prominence, including here and on pages 2, 76, 85, and 98, as required by Item 10(e)(1)(i)(A) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 78

7. We note your disclosure that you regularly review metrics, such as MAUs, MPUs, Paid
         Content ARPPU and Advertising ARPMAU, to evaluate growth trends, measure performance and make strategic decisions. Please address the following:
             Provide a cross-reference to the definitions of the metrics which disclose how they are calculated;
             More fully disclose and describe why each metric provides useful information to investors;
             Disclose any key estimates, assumptions, and limitations specific to each metric; and
             Confirm you intend to provide metrics for Paid Content ARPPU and Advertising
             ARPMAU in an amendment.

Liquidity and Capital Resources, page 88

8. We note your disclosure that rising inflation and interest rates may reduce your ability to access capital. If material, please revise your disclosure if recent inflationary pressures have impacted your operations. In this regard, identify the types of inflationary pressures you are facing, how your business has been affected and identify actions planned or taken, if any, to mitigate inflationary pressures.
Executive Compensation, page 147
 Junkoo Kim
WEBTOON Entertainment Inc.
January 11, 2024
Page 3

9. Please update your compensation disclosure to reflect the fiscal year ended December 31,
         2023.
Principal and Selling Stockholders, page 157

10. Please revise this section to provide the information required by Item 507 of Regulation S-
         K.
Combined Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies Organization and Description of Business, page F-7

11. We note that Webtoon Entertainment Inc., together with its subsidiaries, and Wattpad
         Corporation and its respective subsidiaries are majority-owned subsidiaries of Naver
         Corporation. Please confirm that the historical combined financial statement include all costs of doing business. In this regard, we note disclosures throughout the filing, for example on page 30, that indicate you rely on Naver Corporation to provide certain functions. Please also explain to us where and how you complied with all the disclosure requirements of SAB Topic 1:B or explain how you determined each disclosure is not required or not applicable.


Revenue Recognition, page F-8

12. We note your disclosures regarding revenue recognition policies for Paid Content
         Revenue and Advertising Revenue. Please provide us your analysis of the principal versus agent considerations you considered in your determinations to record revenue on a gross basis. Please specifically address your disclosures in the filing that indicate titles you host are owned by the creator or publisher. Refer to ASC 606-10-55-36 through 55-40.
13. In regard to Paid Content Revenue, we note your disclosures that customers purchase access to content by first purchasing a virtual currency then redeeming such virtual currency for access to particular content and the period of time the user can view the content varies depending on the offering and the terms of the arrangement with the user.
       Please address the following:
           More fully explain when and how you determine the estimated service period, including if and how your determination differs for a Fast Pass and a Daily Pass and
            quantify the estimated service period;
FirstName
           LastNameJunkoo
            More fully explainKim
                                how you determine "the last day the user views
the content"; and
Comapany    NameWEBTOON
           More     fully explain Entertainment  Inc. of virtual currency is
determined and how it is
                                how the unit price
            used in recognizing
January 11, 2024 Page 3          revenue in relation to a Fast Pass and a Daily
Pass.
FirstName LastName
 Junkoo Kim
FirstName  LastNameJunkoo   Kim
WEBTOON      Entertainment Inc.
Comapany
January 11,NameWEBTOON
            2024             Entertainment Inc.
January
Page 4 11, 2024 Page 4
FirstName LastName
Goodwill and Indefinite-Lived Intangible Assets, page F-16

14. We note your disclosure regarding the evaluation of goodwill for impairment on page F-
         16. We also note you added $405.7 million of goodwill through acquisitions and did not recognize any impairment of goodwill during the year ended December 31, 2022. Please expand your discussion regarding goodwill impairment testing to include any material judgments, methodologies, critical estimates, and significant assumptions you used, including the degree of uncertainty associated with such estimates and assumptions.
         Please also disclose how you identify reporting unit(s) and, if applicable, how you allocate goodwill to reporting units.
Note 2. Revenue, page F-18

15. We note your disclosure of disaggregated revenue by geography for the year ended
         December 31, 2022. Please disclose your basis for attributing revenue from external customers to individual countries as required by ASC 280-10-50-41.
16. We note your disclosures of disaggregated revenue by revenue stream and by geography.
         Please tell us your consideration to providing disaggregated revenue disclosures for revenue recognized at a point in time and revenue recognized over time and for revenue recognized on a gross basis and revenue recognized on a net basis.
Note 17. Business Combinations, page F-40

17. In regard to your disclosures related to the acquisition of Munpia, please address the following:
             Clarify how you obtained and what you paid for the 20.2% interest you acquired in
              October 2021;
             More fully explain the facts and circumstances surrounding the outstanding loan with
              Premier of $91.3 million, including when and how it arose; and
             More fully explain how you determined the fair value of the outstanding loan with
              Premier that represents the purchase consideration for the additional shares you acquired on February 9, 2022 that increased your interest to
56.3%.
18. In regard to your disclosures related to the acquisition of eBIJ, please address the following:
             More fully explain where/how the cash and non-cash consideration transferred as a
              result of the acquisition are recorded in the statement of cash flows;
             More fully explain how you determined the $70.9 million fair value of the common
              stock you issued to acquire the additional shares of eBIJ that increased your interest to 100.0%; and
             More fully explain the facts and circumstances related to the contingent consideration
              liabilities, including how you determined fair value.
 Junkoo Kim
FirstName  LastNameJunkoo   Kim
WEBTOON      Entertainment Inc.
Comapany
January 11,NameWEBTOON
            2024             Entertainment Inc.
January
Page 5 11, 2024 Page 5
FirstName LastName
19. We note your disclosures that on March 31, 2022 you acquired 53.6% of LOCUS Inc. and its subsidiaries and the fair value of the purchase consideration was $23.2 million paid in cash at closing. Please more fully explain where/how the cash consideration transferred as a result of the acquisition is recorded in the statement of cash flows.
20. We note your disclosure that on August 22, 2022, Munpia, a partially owned subsidiary, acquired a controlling financial interest in Studio JHS Inc. in exchange for the issuance of
         1,263,119 shares of Munpia to the shareholders of JHS. Please more fully explain how you determined the fair value of the newly issued shares.
Exhibits

21. Please file any material agreements, including, but not limited to: service or other agreements with NAVER or LINE, lease agreements, debt agreements and employment agreements, or tell us why you are not required to do so.
General

22. If any data in the registration statements relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.
23. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 of the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Please contact Stephany Yang at 202-551-3167 or Anne McConnell at
202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing